Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

May 12, 2008

Pacific Asia China Energy Terminates Huangshi CBM Project

PACIFIC ASIA CHINA ENERGY INC. ("PACE" or "the Company") announces it has reached an agreement with the China United Coalbed Methane Company (CUCBM) to terminate the Huangshi CBM project located in Hubei province in central China. After completing a number of drill holes, work programs and study on the property, and after consulting with its geological and drilling team, the Company has determined that the Huangshi project has a low probability of being commercially viable.

Production testing is continuing at the Guizhou CBM pilot project, where the Company is focusing its main efforts. (See press release, dated May 5, 2008: “Gas Flowing In Early Testing at PACE’s Guizhou CBM Pilot Project")

PACE will pay CUCBM US $100,000 plus the outstanding accounts payable in return for waiving the remaining minimum exploration work commitment as specified by the terms of the Huangshi Production Sharing Contract. PACE will be released from any further obligations regarding the Huangshi project and the PSC will be formally terminated.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.